EXHIBIT  21.1


                   Subsidiary OF LiL Marc, Inc.

The following is the subsidiary of LiL Marc, Inc., a Nevada corporation:

    LILM, Inc., a Nevada corporation, a wholly owned (100%) subsidiary.